UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to _________.
Commission file number: 1-4364
RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
Ryder System, Inc.
11690 NW 105 Street
Miami, Fl. 33178

REQUIRED INFORMATION
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
Date: June 29, 2006	By:	/s/ Gregory F. Greene
Gregory F. Greene
Senior Vice President and Chief Human Resources Officer, Plan Administrator

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Participants and Administrator
Ryder System, Inc. Deferred Compensation Plan:
We have audited the accompanying statements of financial condition of the Ryder System, Inc. Deferred Compensation Plan (the Plan), as of December 31, 2005 and 2004, and the statements of income and changes in plan equity for the years ended December 31, 2005, 2004, and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2005 and 2004, and the changes in plan equity for the years ended December 31, 2005, 2004, and 2003 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
June 15, 2006
Miami, Florida
Certified Public Accountants

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	December 31
	2005	2004
Assets

Receivable from Ryder System, Inc.	$21,230,546	$21,259,387

Total assets	$21,230,546	$21,259,387

Liabilities and Plan Equity

Plan equity	$21,230,546	$21,259,387

Total liabilities and plan equity	$21,230,546	$21,259,387

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
FOR EACH OF THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Years ended December 31
	2005	2004	2003
Additions to plan equity attributed to:
Investment income from notional investments:
Net appreciation in value	$527,352	$1,983,152	$3,423,657
Dividends	646,285	449,201	316,755

Net investment income	1,173,637	2,432,353	3,740,412

Contributions to notional investments:
Employer	—	—	85,643
Participant	2,727,834	1,729,224	1,965,273

Total contributions	2,727,834	1,729,224	2,050,916

Total additions	3,901,471	4,161,577	5,791,328

Deductions from plan equity:
Distributions	3,930,312	2,558,180	894,380

Net (decrease) increase in plan equity	(28,841)	1,603,397	4,896,948

Plan equity at beginning of period	21,259,387	19,655,990	14,759,042

Plan equity at end of period	$21,230,546	$21,259,387	$19,655,990

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
1.    Description of Plan
The following description of the Ryder System, Inc. Deferred Compensation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General. The Plan was adopted effective January 1, 1997. The Plan is unfunded and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended (ERISA), but is subject to certain reporting and disclosure requirements under ERISA. Further, benefits under the Plan are not guaranteed under Title IV of ERISA. The right of participants or their designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the general assets of Ryder System, Inc. (the Company), and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Company.
The Company maintains assets in a grantor trust (the Trust) solely for the benefit of the Plan participants, which may be used to pay all or a portion of the obligations of the Plan. The Trust provides greater assurance that future benefits under the Plan will be paid in the event that a change of control should occur or under other circumstances. However, the right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the Trust and the general assets of the Company in the event of bankruptcy, and neither the Plan, participant, nor a designated beneficiary will have any rights in or against any specific assets of the Trust or the Company.
The Plan Administrator is the Ryder System, Inc. Retirement Committee comprised of five persons appointed by Ryder System, Inc.’s Board of Directors (Board of Directors). The Plan’s trustee and recordkeeper is Fidelity Management Trust Co.
Eligibility. Participation in the Plan is voluntary. To participate in the Plan, an employee must (i) be designated by a committee appointed by the Board of Directors and (ii) be part of a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401 (a)(1) of ERISA. Members of the Board of Directors are eligible for participation in the Plan.
Contributions. Compensation deferral agreements are effective on a Plan year basis, and must be filed before the beginning of a Plan year. Participants may defer up to 100% of compensation less the amount of Ryder System, Inc. 401(k) Savings Plan (Savings Plan) tax-deferred contributions. Income taxes are deferred on participants’ salary reductions and the deferred salary amounts are assumed to be invested (“notional investments”) in accordance with investment options selected by each participant. The investment options offered by the Plan include a total of seventeen notional investments. Participants may transfer their contributions among funds on a daily basis. Company contributions are invested in the investment funds in the same allocation percentages as each participant’s deferred contributions.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Effective January 1, 2004, the Company will no longer make Company contributions to the Plan. Prior to January 1, 2004, the Company matched 50% of employee contributions up to 4% of compensation (6% if the Company met its Economic Value Added or EVA goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained), offset by any company match recorded during the plan year in the Savings Plan. Plan contributions and match are not tied to participation in the Savings Plan.
Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocation of appreciation/(depreciation) which is indexed to the market performance of the participants’ elections among the notional investment funds made available under the Plan less administrative expenses, if any. Allocations are based on participant earnings or account balance. Appreciation/(depreciation) is allocated daily based on units of notional investment. Prior to January 1, 2004, participant accounts were also credited with an allocation of the Company’s contribution. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. At December 31, 2005, forfeited non-vested accounts available to reduce future employer contributions totaled $26,400. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting. Participants are immediately vested in their contributions and any appreciation thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the appreciation attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the appreciation attributable to such contributions.
Distributions. A participant may request a distribution of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request and the amount withdrawn cannot be subsequently repaid to the Trust. Such amounts will be considered distributions to the participant for tax purposes. At anytime, participants may elect to withdraw all of the vested portion of their account less a withdrawal penalty of 10% of such amount. Once the participant has received their withdrawal, the participant may participate on any January 1 following the withdrawal. Once the participant has received their second withdrawal, their participation in the Plan will terminate and the participant will not be eligible to participate in the Plan in the future.
All distributions from the Plan are made in a lump sum during the month of January following disability, death or other termination of employment, each an event of separation of employment, or a participant can elect a fixed date distribution to occur in July of the year selected for distribution. In the event of retirement, a participant may elect to receive either (a) a lump sum during the January immediately following retirement, or (b) a minimum of two, and a maximum of 15 annual installments beginning in the January immediately following retirement. Prior to January 1, 2003, each participant of the Plan could elect a method of receipt of distributions from the Plan upon retirement, disability, death or other termination of employment, each an event of separation of employment or a participant can elect a fixed date distribution. Such election indicated that the participant has chosen to receive either: (a) a lump sum during the January immediately following the earliest triggering event of the participant’s separation from employment, or (b) a minimum of two, and a maximum of 15 annual installments beginning in the January immediately following the earliest triggering event of the participant’s separation from employment, or as soon as administratively practicable thereafter.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
2.    Summary of Significant Accounting Policies
Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
Receivable from Company. The Plan records a receivable from the Company equal to the notional amount of the participants’ accounts including Company matches. Purchases and sales of notional investments are recorded on a trade-date basis. Dividends on notional investments in Company common stock and mutual funds are recorded on the record date. Interest income on notional investments is recorded on the accrual basis.
Payment of Benefits. Benefits are recorded when paid.
Risk and Uncertainties. The amount of the Plan’s receivable from Ryder System, Inc. is based on, among other things, the performance of the notional investments which consist of stocks, bonds, fixed income securities, and other investment securities and the financial viability of Ryder System, Inc. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of condition and the statement of income and changes in plan equity.
3.    Notional Plan Investment Funds
Notional Investment Fund A (“Fund A”) — Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock. Ownership is measured in units of the fund instead of shares of stock.
Notional Investment Fund B (“Fund B”) — Fund B, the Fidelity Retirement Money Market Portfolio, invests in high quality U.S. dollar-denominated money market instruments of U.S. and foreign issuers.
Notional Investment Fund C (“Fund C”) — Fund C, the Fidelity Equity-Income Fund, normally invests in income-producing equity securities, mainly large cap stocks, but may invest in other types of equity and debt securities. The fund may invest in securities of domestic and foreign issuers.
Notional Investment Fund D (“Fund D”) — Fund D, the Putnam Voyager Fund A, invests primarily in common stocks of both well-known, established companies, as well as smaller, less well-known companies. Investments are diversified across many different types of companies and industries. The fund may also invest in bonds.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Notional Investment Fund E (“Fund E”) — Fund E, the Fidelity Contrafund, invests primarily in common stock of domestic and foreign issuers. The fund may invest in securities of companies that are selling below book value.
Notional Investment Fund F (“Fund F”) — Fund F, the Fidelity Diversified International Fund, normally invests at least 65% of total assets in foreign securities. The fund may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations.
Notional Investment Fund J (“Fund J”) — Fund J, the Fidelity U.S. Bond Index Fund, purchases investment-grade securities with maturities of at least one year including U.S. Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.
Notional Investment Fund K (“Fund K”) — Fund K, the Spartan U.S. Equity Index Fund, invests in the 500 companies that make up the Standard & Poor’s 500 Index and in other securities that are based on the value of the index. The fund’s manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.
Notional Investment Fund M (“Fund M”) — Fund M, the Fidelity Growth Company Fund, this fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies with earnings or gross sales that indicate the potential for above-average growth.
Notional Investment Fund (“Fund N”) — Fund N, the UAM: Rice Hall, James Cap Portfolio, this fund invests in common stocks of smaller, less established companies in terms of revenues, assets, and market capitalization. The portfolio may also invest in foreign securities.
Notional Investment Fund (“Fund O”) — Fund O, the Fidelity Freedom Income Fund, this fund seeks to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement. The fund invests 20% in Fidelity mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.
Notional Investment Fund (“Fund P”) — Fund P, the Fidelity Freedom Income 2010 Fund, this fund seeks to provide high total returns for those planning to retire in and around 2010. The fund invests 47% in Fidelity stock mutual funds, 44% in Fidelity bond mutual funds, and 9% in Fidelity money market mutual funds.
Notional Investment Fund (“Fund Q”) — Fund Q, the Fidelity Freedom Income 2020 Fund, this fund seeks to provide high total returns for those planning to retire in and around 2020. The fund invests 71% in Fidelity stock mutual funds and 29% in Fidelity bond mutual funds.
Notional Investment Fund (“Fund R”) — Fund R, the Fidelity Freedom Income 2030 Fund, this fund seeks to provide high total returns for those planning to retire in and around 2030. The fund invests 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Notional Investment Fund (“Fund S”) — Fund S, the Fidelity Freedom 2040 Fund, this fund seeks to provide high total returns for those planning to retire in and around 2040. The fund invests 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds.
Notional Investment Fund (“Fund T”) — Fund T, the Laudus Rosenberg U.S. Discovery Fund, was added as an investment option in the Plan effective December 1, 2004. This fund seeks to provide a return greater than the Russell 2500 Index. The fund invests in common stocks of small and mid-sized capitalization companies that are traded principally in the markets of the United States.
Notional Investment Fund (“Fund U”) — Fund U, the Spartan Extended Market Index Fund, was added as an investment option in the Plan effective December 1, 2004. This fund seeks to provide investment results that correspond to the total returns of stocks for small to mid capitalization U.S. companies. The fund invests a minimum of 80% in common stocks in the Wilshire 4500 Completion Index.
The number of participants’ accounts in each of the funds at December 31, 2005 and 2004 was as follows:

	2005	2004
Fund A	133	158
Fund B	76	72
Fund C	92	91
Fund D	67	85
Fund E	105	108
Fund F	95	84
Fund J	69	73
Fund K	70	78
Fund M	106	123
Fund N	55	51
Fund O	8	9
Fund P	34	30
Fund Q	28	30
Fund R	20	19
Fund S	8	6
Fund T	13	4
Fund U	8	2
4.    Plan Termination
While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event the Plan is terminated, distribution of amounts in the participant’s account shall be made to the participant on January 1st immediately following a participant’s separation from employment. Payment will be made in accordance with the participant’s most recent participant election and enrollment form which is effective at least one year prior to the date of separation of employment. No additional credits of contributions shall be made to the participant’s account for periods after termination of the Plan, but the Retirement Committee shall continue to credit gains and losses to the participant’s account, until the balance has been fully distributed.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
5.    Tax Status of the Plan
A participant generally will not be taxed on the tax-deferred contributions or the Company contributions to the Plan, or earnings thereon, allocable to his participant’s account until such amounts are distributed to the participant or his beneficiary under the Plan. The value of the participant’s account, including any earnings, is deductible by the Company for federal tax purposes in the year in which those amounts become taxable to the participant or his beneficiary.
Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. Since the Plan is not qualified under Section 401(a) of the Code, distributions from the Plan will not qualify for any of the favorable tax rulings applicable to qualified tax distributions, such as tax-deferred rollovers or five year averaging. On the other hand, distributions from the Plan will not be subject to various excise taxes applicable to qualified plan distributions, such as 10% excise tax on distribution prior to age 59 1/2, or the 15% excise tax on excess benefit payments.
An employee’s tax-deferred contributions to the Plan are subject to federal social security and medicare taxes and federal unemployment taxes when earned, and Company contributions, and any earnings thereon prior to the time such amounts become vested, are subject to those taxes as and when they become vested.
6.    Plan Fees and Expenses
Although all expenses of administration relating to the Plan may be charged against a participant’s account, at the present time, the Company has elected to pay all administrative and marketing expenses.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm